[LOGO] Standard Bank London                            [LOGO] BMO Nesbitt Burns


PRESS RELEASE
For Immediate Release--embargoed until 4.00 p.m. (GMT)

4 April 2002, Toronto, Ontario, Canada

  Not for release, publication or distribution in or into Australia or Japan

        MERIDIAN GOLD INC. AND BRANCOTE HOLDINGS PLC ANNOUNCE A MERGER
                TO FORM THE LEADING INTERMEDIATE GOLD PRODUCER

Summary

..    The Boards of Meridian Gold Inc. (" Meridian") and Brancote Holdings PLC ("
     Brancote") are pleased to announce today that they have reached agreement on the terms of a pre-conditional, recommended share for share exchange offer, to be made by Standard Bank and BMO Nesbitt Burns on behalf of Meridian, for the whole of the issued and to be issued share capital of Brancote (the "Offer"). Meridian is a company listed on the Toronto and New York Stock Exchanges and headquartered in Reno, Nevada in the United
     States.

..    The Offer for each ordinary share in Brancote (each a "Brancote Share")
     will be fixed at 0.1886 of a common share in Meridian. On the basis of the closing market price of US$13.56 per Meridian Share on the New York Stock Exchange on 3 April 2002, the last day prior to the date of this Announcement, the Offer values each Brancote Share at 178 pence and the entire existing issued share capital of Brancote at approximately (Pounds)159 million on a fully diluted basis.

..    The value of the Offer represents a premium of approximately 17.5 per cent over the closing middle market price of 151.5 pence per Brancote Share as derived from SEDOL on 7 March 2002, the day prior to the announcement that Brancote had received an approach which may lead to an offer and a premium of approximately 2 per cent over the closing middle market price of 174 pence per Brancote Share as derived from SEDOL on 3 April 2002, the last day prior to the date of this Announcement.

..    Meridian has received binding undertakings to accept the Offer from the directors of Brancote and Brancote's largest shareholder (relating to 93 percent of its holding) in respect of, in aggregate, 16,232,100 Brancote Shares, representing approximately 19 per cent of Brancote's existing issued share capital. The undertakings cease to be binding in the event of a higher offer in circumstances where Meridian does not within five business days increase its offer to at least the value of the higher offer and in other circumstances such as the Offer not having become or not having been declared unconditional in all respects by 30 September 2002.

..    The Board of Brancote unanimously recommends that Brancote Shareholders accept the Offer on the basis and having regard to the considerations set out in the full text of this Announcement.

..    Brancote has entered into an agreement with the minority interest holders in Brancote's Argentinean joint venture to acquire their interest in the Esquel project in Argentina. This agreement is conditional on the Offer being declared unconditional in all respects. The Board of Brancote unanimously recommends that Brancote Shareholders vote in favour of the resolution necessary to implement the Argentinean Acquisition.

..    Should Meridian determine that the Offer qualifies for an exemption from the applicable registration requirements of the Securities Act, it intends to post an Offer Document to Brancote Shareholders within 28 days of such determination. Should Meridian determine that the Offer does not qualify for an exemption from the applicable registration requirements of the Securities Act, Meridian will file a Registration Statement with the SEC as soon as practicable and will post an Offer Document upon the Registration Statement becoming effective.

..    The Boards of Meridian and Brancote expect the Offer to be completed in the first half of calendar year 2002, subject to the satisfaction of the pre-condition and satisfaction or waiver of the conditions set out in Appendix
     I to the full Announcement.

Key benefits of the Offer

The Board of Meridian believes that the merger of Meridian and Brancote will create the leading intermediate gold producer, distinct in several aspects from its competitors:

     . the merger will create a mining group with one of the highest growth rates in the industry. Annual gold production of the Enlarged Meridian Group is expected to increase by 75 per cent over the next two years to approximately 700,000 ounces.

     . the Meridian mine development team that designed and built the El Penon mine in Chile is ready to fast-track the development of the Esquel project with Meridian expecting to complete a final feasibility study by the end of 2002, complete construction by the end of 2003 and to be in a position to commence commercial production in 2004.

     . the Enlarged Meridian Group will have a strong balance sheet to fund growth with approximately US$100 million in cash and no debt. In addition, Meridian is generating significant free cash flow as reflected in its cash balances, which have increased by more than US$75 million over the past two years.

     . the Enlarged Meridian Group will be one of the lowest cost gold producers with cash costs less than US$100 per ounce.

     . at El Penon in Chile and Esquel in Argentina, the Enlarged Meridian Group will own operations in two of the highest grade gold districts in South America with significant exploration potential at both sites.

     . Meridian has a programme of ongoing exploration in South America with drilling expected to commence at three sites in the next quarter.

     .    Meridian is not party to any gold hedging activities.


Commenting on the Offer, Brian Kennedy, CEO of Meridian, said:

"Brancote's management have done a tremendous job in discovering and proving up Esquel, one of the most exciting undeveloped gold deposits in the world. After years of diligent searching for Meridian's next growth opportunity, Esquel is, without question, the best project we have identified that fits our business strategy. Based on our knowledge of El Penon and its geologic similarities to Esquel, we believe Esquel is going to be the industry's next El Penon, making the merger accretive to Meridian both in terms of net asset value, earnings and cash flow over the long term."

                                       2
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Commenting on the Offer, Richard Prickett, Chairman of Brancote said:

"Meridian is one of the most successful intermediate gold producers. Through this merger, Brancote Shareholders will have the opportunity to benefit from Meridian's proven expertise in mine development, operations, and exploration. In addition, this merger will enable Brancote Shareholders to participate in Meridian's success at El Penon, which last year produced in excess of 300,000 ounces of gold at a very low cash cost. Meridian also brings to Brancote the financial resources to enable the development of Esquel."

This summary should be read in conjunction with the full Announcement.

Should Meridian determine that the Offer does not qualify for an exemption from the applicable registration requirements of the Securities Act, the Registration Statement relating to the Offer and the New Meridian Common Shares to be issued as consideration for Brancote Shares will be filed as soon as practicable with the SEC. In such event, the New Meridian Common Shares to be issued in connection with the Offer may not be sold in the United States nor can the Offer be accepted prior to such time as the Registration Statement becomes effective.

This Announcement does not constitute an offer or an invitation to purchase any securities. The Offer will be made in accordance with Regulation 14E under the Exchange Act and either in accordance with the applicable registration requirements of the Securities Act or pursuant to an exemption thereunder. Should Meridian determine that the Offer does not qualify for an exemption from the registration requirements under the Securities Act, the making of the Offer, and the posting of the Offer Document, are pre-conditional on the Registration Statement, which will be filed with the SEC as soon as practicable, becoming effective.

Trading in Meridian Common Shares on the TSE and the NYSE will be suspended for a period immediately following this Announcement.

PRESS ENQUIRIES

Meridian                                          Tel: +1 775 850 3730
Wayne Hubert

Standard Bank London Limited                      Tel: +44 20 7815 4311
Andrew King

BMO Nesbitt Burns Inc.                            Tel: +1 416 359 6196
Egizio Bianchini

Brancote                                          Tel: +44 20 7495 5366
Richard Prickett
Bill Humphries

Brown, Shipley & Co. Limited                      Tel: +44 20 7606 9833
William Staple

Holborn                                           Tel: +44 20 7929 5599
David Bick



CONFERENCE CALL DETAILS


Meridian management will host a conference call today at 4.30 p.m. GMT (10.30 a.m. EST). The dial in number for Toronto is 416 695 5261, the dial in number for inside North America is +1 877 888 3490 and the dial in number for outside North America is 00 800 4222 8835.

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Unless otherwise determined by Meridian and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of, nor will it be made in or into Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities. Accordingly, unless otherwise determined by Meridian and permitted by applicable law and regulation, copies of this Announcement and any other documents related to the Offer are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into Australia or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from Australia or Japan.

The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Offer will be made outside the United Kingdom by Meridian. References in this Announcement to the offer being made by Standard Bank and BMO Nesbitt Burns should be read accordingly.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Announcement constitute forward-looking statements. Meridian has tried, wherever possible, to identify such statements by using words such as "anticipate", "assume", "believe", "expect", "intend", "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Appendix III to this Announcement and in Meridian's periodic filings with the Ontario Securities Commission and the SEC. Such information contained herein represents the best judgment of Meridian's management as of the date hereof based on information currently available. Meridian does not intend to update this information and disclaims any legal liability to the contrary.

Meridian cautions the reader that these risks may not be exhaustive. Meridian operates in a continually changing business environment, and new risks emerge from time to time. Meridian cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Meridian undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Meridian will file a registration statement on Form F-4 relating to the Offer with the SEC if the Offer does not qualify for an exemption from the registration requirements of the Securities Act. If Meridian files a registration statement with the SEC, it will contain a prospectus and other documents relating to the Offer. A copy of the prospectus will be mailed to Brancote Shareholders when the registration statement becomes effective. Brancote Shareholders are urged to read the prospectus that would be part of such registration statement if and when it becomes available before they make any decision with respect to the Offer. Meridian will file a proxy statement relating to a meeting of its shareholders if a vote of shareholders of Meridian is required in connection with the Offer. Shareholders of Meridian are urged to read such proxy statement if and when it becomes available. Such prospectus and proxy statement will contain important information about Meridian, Brancote, the Offer and related matters. Brancote Shareholders and Meridian shareholders may obtain a free copy of such prospectus and proxy statement and other documents filed by Meridian with the SEC at the SEC's website at www.sec.gov. Such prospectus, proxy statement and other documents may also be obtained for free upon written or oral request from Meridian, 9670 Gateway Drive, Suite 200, Reno, Nevada 89511-8953 USA, attention Heather Fatzer, telephone +775 850 3777.

In the event that a vote of shareholders of Meridian is required in connection with the Offer, Meridian and its directors and senior officers will be deemed to be participants in the solicitation of proxies from Meridian shareholders. Information concerning the participants in the solicitation will be set forth in the proxy statement that will be filed by Meridian with the SEC if a vote of Meridian shareholders is required in connection with the Offer.

This Announcement, which is published on behalf of Meridian and Brancote and for which the directors of Meridian accept responsibility as regards the information contained herein (other than the information relating solely to Brancote and its directors for which the directors of Brancote accept responsibility), has been approved by Standard Bank and Brown Shipley solely for the purposes of Section 21 of the Financial Services and Markets Act 2000.

Standard Bank, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Meridian and no one else in connection with the Offer and will not be responsible to anyone other than Meridian for providing the protections afforded to customers of Standard Bank nor for providing advice in relation to the Offer, or any matter referred to herein.

Brown Shipley, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Brancote and no one else in connection with the Offer and will not be responsible to anyone other than Brancote for providing the protections afforded to customers of Brown Shipley nor for providing advice in relation to the Offer, or any matter referred to herein.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Brancote, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent or more of any class of securities of Brancote is generally required under the provisions of Rule 8 of the Code to notify the Panel by not later than 12.00 noon (London time) on the business day following the date of the transaction of every dealing in such securities during the period to the date on which the Offer becomes or is declared unconditional as to acceptances or lapses or is withdrawn. Dealings by Brancote, Meridian or their respective "associates" (within the definition set out in the Code) in any class of securities of Brancote or referable thereto until the end of such period must also be so disclosed. Notification to the Panel should be made by fax on number +44 20 7256 9386.

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[LOGO] Standard Bank London                            [LOGO] BMO Nesbitt Burns

PRESS RELEASE
For Immediate Release--embargoed until 4.00 p.m. (GMT)

4 April 2002, Toroto, Ontario, Canada

  Not for release, publication or distribution in or into Australia or Japan

        MERIDIAN GOLD INC. AND BRANCOTE HOLDINGS PLC ANNOUNCE A MERGER
                TO FORM THE LEADING INTERMEDIATE GOLD PRODUCER

1.  Introduction

    The Boards of Meridian and Brancote are pleased to announce today that they have reached agreement on the terms of a pre-conditional, recommended share for share exchange offer, to be made by Standard Bank and BMO Nesbitt Burns on behalf of Meridian, for the whole of the issued and to be issued share capital of Brancote. Meridian is a TSE and NYSE listed company and headquartered in Reno, Nevada in the United States.

    On the basis set out in paragraph 3 below, the value of the Offer is 178 pence per Brancote Share which represents a premium of approximately 17.5 per cent over the closing middle market price of 151.5 pence per Brancote Share as derived from SEDOL on 7 March 2002, the day prior to the announcement that Brancote had received an approach which may lead to an offer and a premium of approximately 2 per cent over the closing middle market price of 174 pence per Brancote Share as derived from SEDOL on 3 April 2002, the day prior to the date of this Announcement.

    On the basis set out in paragraph 3 below, the Offer values Brancote's entire existing issued share capital at approximately (Pounds)159 million on a fully diluted basis.

    Having regard, in particular, to the current stage of development of the Esquel project, the economic situation in Argentina and the views of Brancote's largest shareholder and taking account of the financial resources and development and mining experience of Meridian, the Board of Brancote, which has been so advised by Brown Shipley, Brancote's financial adviser, considers the terms of the Offer to be fair and reasonable. In providing advice to the Board of Brancote, Brown Shipley has taken into account the commercial assessments of the directors of Brancote.

    The Board of Brancote unanimously recommends that Brancote Shareholders accept the Offer, as all the directors of Brancote and Brancote's largest shareholder have undertaken to do in respect of holdings of, in aggregate, 16,232,100 Brancote Shares, representing approximately 19 per cent of the existing issued share capital of Brancote. However, the Board of Brancote notes that acceptance of the Offer would result in an investment in Meridian Common Shares and investments in the mining sector carry a high degree of risk. Accordingly, the Board of Brancote advises Brancote Shareholders to have regard to the risk factors set out in Appendix III to this Announcement and in the Offer Document and to take advice from their own financial advisers before making any decision with respect to the Offer.

    Meridian is being advised by Standard Bank and BMO Nesbitt Burns in relation to the Offer.

     Should Meridian determine that the Offer qualifies for an exemption from the applicable registration requirements of the Securities Act, it intends to post an Offer Document to Brancote Shareholders within 28 days of such determination. Should Meridian determine that the Offer does not qualify for an exemption from the applicable registration requirements of the Securities Act, Meridian will file a Registration Statement with the SEC as soon as practicable and will post an Offer Document upon the Registration Statement becoming effective. The pre-condition and conditions of the Offer are set out in Appendix I and certain terms used in this Announcement are defined in Appendix IV.

2.  Undertakings

     Undertakings to accept the Offer have been received from the directors of Brancote and Brancote's largest shareholder (relating to 93 percent of its holding) representing approximately 19 per cent of the existing issued share capital of Brancote. The undertakings cease to be binding in the event of a higher offer in circumstances where Meridian does not within five business days increase its offer to at least the value of the higher offer and in other circumstances such as the Offer not having become or not having been declared unconditional in all respects by 30 September 2002.

3.  The Offer

     The Offer will be made in accordance with Regulation 14E under the Exchange Act and either in accordance with the applicable registration requirements of the Securities Act or pursuant to an exemption thereunder. Should Meridian determine that the Offer does not qualify for an exemption under the Securities Act, the making of the Offer, and the posting of the Offer Document, are pre-conditional on the Registration Statement, which will be filed with the SEC as soon as practicable, becoming effective. Subject to the Registration Statement becoming effective (if applicable), the Offer will be made on, and subject to, the terms and conditions set out below and in Appendix I, will extend to all existing issued and to be issued Brancote Shares (including, without limitation, the Brancote Shares to be allotted for the purposes of the Argentinean Acquisition) and will be made on the following basis:

        for each Brancote Share               0.1886 of a Meridian Common Share

     The exchange ratio above is fixed and has been determined by reference to the average closing price per Meridian Common Share on the NYSE over the 30 trading days immediately preceding the date of this Announcement, the Agreed Exchange Rate and a value of 170 pence per Brancote Share.

     If the Offer becomes or is declared unconditional in all respects, fractions of New Meridian Common Shares will not be issued to accepting Brancote Shareholders who will instead receive from Meridian an amount in cash (in sterling calculated at the Settlement Exchange Rate) in lieu of any entitlements to fractions of a New Meridian Common Share. However, individual entitlements of less than US$3.00 (or its sterling equivalent) will not be paid to Brancote Shareholders but will be retained for the benefit of the Enlarged Meridian Group.

     The Brancote Shares which are the subject of the Offer will be acquired fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights now or hereafter attaching thereto, including, without limitation, the right to receive and retain all dividends and other distributions (if any) declared, made or paid on or after the date of this Announcement.

     The Offer, which will be made by Standard Bank and BMO Nesbitt Burns on behalf of Meridian, will comply with all applicable rules and regulations of the Code, the UK Listing Authority and the London Stock Exchange, and will be governed by English law and be subject to the jurisdiction of the courts of England.

4.  Background to and key benefits of the Offer

     The Board of Meridian believes that the merger of Meridian and Brancote will create the leading intermediate gold producer, distinct in several aspects from its competitors:

     . the merger will create a mining group with one of the highest growth rates in the industry. Annual gold production of the Enlarged Meridian Group is expected to increase by 75 per cent over the next two years to approximately 700,000 ounces.

     . the Meridian mine development team that designed and built the El Penon mine in Chile is ready to fast-track the development of the Esquel project with Meridian expecting to complete a final feasibility study by the end of 2002, complete construction by the end of 2003 and to be in a position to commence commercial production in 2004.

     . the Enlarged Meridian Group will have a strong balance sheet to fund growth with approximately US$100 million in cash and no debt. In addition, Meridian is generating significant free cash flow as reflected in its cash balances, which have increased by more than US$75 million over the past two years.

     . the Enlarged Meridian Group will be one of the lowest cost gold producers with cash costs less than US$100 per ounce.

     . at El Penon in Chile and Esquel in Argentina, the Enlarged Meridian Group will own operations in two of the highest grade gold districts in South America with significant exploration potential at both sites.

     . Meridian has a programme of ongoing exploration in South America with drilling expected to commence at three sites in the next quarter.

     .    Meridian is not party to any gold hedging activities.


5.  Information on Meridian

     Meridian, headquartered in Reno, Nevada in the United States, is a precious metals producer with a successful history of discovering, developing and profitably operating gold mines. Meridian, formerly known as FMC Gold Company, has been active in gold production since 1981. The company has discovered five deposits containing over 8.7 million ounces of gold and invested approximately US$400 million in gold production facilities.

     Meridian Common Shares are traded on the TSE, under the "MNG" symbol and on the NYSE, under the "MDG" symbol. Based on the closing trading price of US$13.56 per Meridian Common Share on the NYSE on 3 April 2002 (the last day prior to the date of this Announcement), Meridian had a market capitalisation of approximately US$1 billion. For the year ended 31 December 2001, Meridian reported net earnings of US$38.7 million (year ended 31 December 2000: US$40.6 million) and fully diluted earnings per share of US$0.51 (year ended 31 December 2000: US$0.54) on net sales of US$115 million (year ended 31 December 2000: US$128 million). As at 31 December 2001, Meridian reported net assets of US$147 million (31 December 2000: US$102 million).

6.  Information on Brancote

     Brancote, headquartered in London, England is a mineral exploration company. Brancote's primary area of activity is as the 76 per cent owner of the Esquel project in Argentina which contains resources of in excess of 3 million ounces of gold.

        Brancote Shares are traded on the Alternative Investment Market of the London Stock Exchange. Based on the closing middle-market price of 174 pence per Brancote Share on 3 April 2002 (the last day prior to the date of this Announcement), Brancote had a market capitalisation of approximately (Pounds)152 million.

        For the year ended 31 January 2001, Brancote reported a loss on ordinary activities after taxation of (Pounds)1,233,802 (year ended 31 January 2000: loss of (Pounds)2,039,678) and diluted losses per share of 1.76 pence (year ended 31 January 2000: loss per share of 3.90 pence) on turnover of (Pounds)34,987 (31 January 2000: (Pounds)36,745). As at 31 January 2001, Brancote reported net assets of (Pounds)12,645,493 (31 January 2000: net assets of (Pounds)7,556,328).

        For six months ended 31 July 2001, Brancote reported a loss on ordinary activities after taxation of (Pounds)667,193 (six months ended 31 July 2000: loss of (Pounds)689,646) and diluted loss per share of 0.85 pence (six months ended 31 July 2000: loss of 1.11 pence) on nil turnover (six months ended 31 July 2000: (Pounds)7,508). As at 31 July 2001, Brancote reported net assets of (Pounds)15,966,566 (six months ended 31 July 2000: net assets of (Pounds)11,625,587).

7.   Management and employees

        Meridian has confirmed that it will observe the existing contractual and statutory employment rights, including pension rights, of Brancote Group management and employees as required by applicable law.

8.   Brancote Share Option Schemes

        The Offer will extend to any Brancote Shares which are unconditionally allotted or issued whilst the Offer remains open for acceptance (or by such earlier time or date as Meridian, subject to the Code, may decide) as a result of the exercise of options under the Brancote Share Option Schemes. Subject to certain exceptions, any options granted under the Brancote Share Option Schemes will lapse to the extent not exercised prior to the conclusion of the period in which Brancote Shares may be compulsorily acquired pursuant to the provisions of Sections 428 to 430F of the Companies Act.

        Appropriate proposals will be made to holders of options under the Brancote Share Option Schemes after the Offer becomes unconditional in all respects.

9.   Break fee

        Brancote has agreed with Meridian that it will pay Meridian a break fee in the event that prior to 4 April 2003 an Alternative Proposal is announced which is recommended (at any time) by the Board of Directors of Brancote or if the Board of Directors of Brancote withdraws or modifies its approval or recommendation of the Offer or its financial adviser withdraws or modifies its consent to being named in the context of any recommendation statement by the Board of Directors of Brancote regarding the Offer. The break fee is US$1,500,000. Save in certain events, Meridian has agreed to reimburse up to US$400,000 of Brancote's transaction expenses incurred in connection with the Offer in the event that Meridian irrevocably and unilaterally terminates the Offer.

10.  Argentinean Acquisition

        Brancote has entered into an agreement with the minority interest holders in Brancote's Argentinean joint venture to acquire their interest in the Esquel project in Argentina. This agreement is conditional on the Offer being declared unconditional in all respects.

        The acquisition involves an issue of 27,377,806 Brancote ordinary shares as consideration. In order to increase the share capital of Brancote and to authorise the directors to allot and issue the consideration shares, an ordinary resolution will be proposed to Brancote Shareholders at a Brancote extraordinary general meeting to be convened in due course. The passing of this resolution will be a condition of the Offer. The Board of Brancote unanimously recommends that Brancote Shareholders vote in favour of this resolution.

11.  General

        BMO Nesbitt Burns, as discretionary manager of the BMO Precious Metals Fund, holds 400,000 Brancote Shares. Save as aforesaid, neither Meridian nor, so far as Meridian is aware, any party acting, or presumed to be acting, in concert with Meridian, own or control any Brancote Shares or hold any options to acquire Brancote Shares or has entered into any derivative referenced to Brancote Shares. In the interests of secrecy prior to this Announcement, Meridian has not made any enquiries in this respect of certain parties who may be presumed by the Panel to be acting in concert with Meridian for the purposes of the Offer.

        The availability of the Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdiction. Persons who are resident in or are subject to any jurisdiction outside the United Kingdom should inform themselves about and observe any applicable requirements.

        The Offer Document containing the full terms and conditions of the Offer will be posted to Brancote Shareholders as soon as possible after satisfaction of the pre-condition, other than to Brancote Shareholders with addresses in Australia or Japan.

        If required, any Registration Statement relating to the Offer and the New Meridian Common Shares to be issued as consideration for Brancote Shares will be filed as soon as practicable with the SEC. In such event, the New Meridian Common Shares to be issued in connection with the Offer may not be sold in the United States nor can the Offer be accepted prior to such time as the Registration Statement becomes effective.

        This Announcement does not constitute an offer or an invitation to purchase any securities. The making of the Offer, and the posting of the Offer Document, are pre-conditional on the Registration Statement relating to the New Meridian Common Shares becoming effective should Meridian determine that the Offer does not qualify for an exemption from the applicable registration requirements of the Securities Act.

        Trading in Meridian Common Shares on the TSE and the NYSE will be suspended for a period immediately following this Announcement.

For further information contact:

PRESS ENQUIRIES

    Meridian                                           Tel: +1 775 850 3730
    Wayne Hubert

    Standard Bank                                      Tel: +44 20 7815 4311
    Andrew King

    BMO Nesbitt Burns                                  Tel: +1 416 359 6196
    Egizio Bianchini

    Brancote                                           Tel: +44 20 7495 5366
    Richard Prickett
    Bill Humphries

    Brown, Shipley & Co. Limited                       Tel: +44 20 7606 9833
    William Staple

    Holborn                                            Tel: +44 20 7929 5599
    David Bick


CONFERENCE CALL DETAILS

Meridian management will host a conference call today at 4.30 p.m. GMT (10.30 a.m. EST). The dial in number for Toronto is 416 695 5261, the dial in number for inside North America is +1 877 888 3490 and the dial in number for outside North America is 00 800 4222 8835.

Unless otherwise determined by Meridian and permitted by applicable law and regulation, the Offer will not be made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of, nor will it be made in or into Australia or Japan and the Offer will not be capable of acceptance by any such use, means, instrumentality or facilities. Accordingly, unless otherwise determined by Meridian and permitted by applicable law and regulation, copies of this Announcement and any other documents related to the Offer are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into Australia or Japan and persons receiving such documents (including custodians, nominees and trustees) must not distribute or send them in, into or from Australia or Japan.

The Offer will be made outside the United Kingdom by Meridian. References in this Announcement to the Offer being made by Standard Bank and BMO Nesbitt Burns should be read accordingly.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Announcement constitute forward-looking statements. Meridian has tried, wherever possible, to identify such statements by using words such as "anticipate", "assume", "believe", "expect", "intend", "plan" and words and terms of similar substance in connection with any discussion of future operating or financial performance. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors identified in Appendix III to this Announcement and in Meridian's periodic filings with the Ontario Securities Commission and the SEC. Such information contained herein represents the best judgment of Meridian's management as of the date hereof based on information currently available. Meridian does not intend to update this information and disclaims any legal liability to the contrary.

Meridian cautions the reader that these risks may not be exhaustive. Meridian operates in a continually changing business environment, and new risks emerge from time to time. Meridian cannot predict such risks nor can it assess the impact, if any, of such risks on its business or the extent to which any risk, or combination of risks may cause actual results to differ from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Meridian undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Meridian will file a registration statement on Form F-4 relating to the Offer with the SEC if the Offer does not qualify for an exemption from the registration requirements of the Securities Act. If Meridian files a registration statement with the SEC, it will contain a prospectus and other documents relating to the Offer. A copy of the prospectus will be mailed to Brancote Shareholders when the registration statement becomes effective. Brancote Shareholders are urged to read the prospectus that would be part of such registration statement if and when it becomes available before they make any decision with respect to the Offer. Meridian will file a proxy statement relating to a meeting of its shareholders if a vote of shareholders of Meridian is required in connection with the Offer. Shareholders of Meridian are urged to read such proxy statement if and when it becomes available. Such prospectus and proxy statement will contain important information about Meridian, Brancote, the Offer and related matters. Brancote Shareholders and Meridian shareholders may obtain a free copy of such prospectus and proxy statement and other documents filed by Meridian with the SEC at the SEC's website at www.sec.gov. Such prospectus, proxy statement and other documents may also be obtained for free upon written or oral request from Meridian, 9670 Gateway Drive, Suite 200, Reno, Nevada 89511-8953 USA, attention Heather Fatzer, telephone +775 850 3777.

In the event that a vote of shareholders of Meridian is required in connection with the Offer, Meridian and its directors and senior officers will be deemed to be participants in the solicitation of proxies from Meridian shareholders. Information concerning the participants in the solicitation will be set forth in the proxy statement that will be filed by Meridian with the SEC if a vote of Meridian shareholders is required in connection with the Offer.

This Announcement, which is published on behalf of Meridian and Brancote and for which the directors of Meridian accept responsibility as regards the information contained herein (other than the information relating solely to Brancote and its directors for which the directors of Brancote accept responsibility), has been approved by Standard Bank and Brown Shipley solely for the purposes of Section 21 of the Financial Services and Markets Act 2000.

Standard Bank, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Meridian and no one else in connection with the Offer and will not be responsible to anyone other than Meridian for providing the protections afforded to customers of Standard Bank nor for providing advice in relation to the Offer, or any matter referred to herein.

Brown Shipley, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Brancote and no one else in connection with the Offer and will not be responsible to anyone other than Brancote for providing the protections afforded to customers of Brown Shipley nor for providing advice in relation to the Offer, or any matter referred to herein.

Any person who, alone or acting together with any other person(s) pursuant to an agreement or understanding (whether formal or informal) to acquire or control securities of Brancote, owns or controls, or becomes the owner or controller, directly or indirectly, of one per cent or more of any class of securities of Brancote is generally required under the provisions of Rule 8 of the Code to notify the Panel by not later than 12.00 noon (London time) on the business day following the date of the transaction of every dealing in such securities during the period to the date on which the Offer becomes or is declared unconditional as to acceptances or lapses or is withdrawn. Dealings by Brancote, by Meridian or by their respective "associates" (within the definition set out in the Code) in any class of securities of Brancote or referable thereto until the end of such period must also be so disclosed.

                                  APPENDIX I

                            Conditions of the Offer

The Offer will comply with English law and the City Code.

Pre-condition of the Offer

The making of the Offer, and the posting of the Offer Document, are subject to the Registration Statement relating to the New Meridian Common Shares becoming effective if Meridian determines that the Offer does not qualify for an exemption from the applicable registration requirements of the Securities Act.

The Offer will be made if the pre-condition has been satisfied or waived by no later than 31 July 2002, or such later date as Meridian may, with the approval of the Panel, determine.

Conditions of the Offer

1.  The Offer will be subject to the following conditions:

    (a) valid acceptances being received (and not, where permitted, withdrawn) by not later than 3.00 p.m. (London time) on the first closing date of the Offer (or such later time(s) and/or date(s) as Meridian may, subject to the rules of the Code or with the consent of the Panel, decide) in respect of not less than 90 per cent. (or such lesser percentage as Meridian may decide) in nominal value of the Brancote Shares to which the Offer relates, provided that this condition shall not be satisfied unless Meridian and/or any of its wholly owned subsidiaries shall have acquired or agreed (unconditionally or subject only to conditions that will be fulfilled upon the Offer becoming or being declared unconditional in all respects) to acquire (pursuant to the Offer or otherwise) Brancote Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of Brancote including for this purpose (to the extent, if any, required by the Panel) any such voting rights attaching to any Brancote Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise. For the purposes of this condition:

          (i) the expression "Brancote Shares to which the Offer relates" shall be construed in accordance with Sections 428 to 430F of the Companies Act;

         (ii) shares that have been unconditionally allotted but not issued shall be deemed to carry the voting rights that they will carry upon issue; and

         (iii) valid acceptances shall be treated as having been received in respect of any Brancote Shares that Meridian or any other member of the Meridian Group shall, pursuant to Section 429(8) and, if applicable, Section 430E of the Companies Act, be treated as having acquired or contracted to acquire by virtue of acceptances of the Offer;


    (b) the approval for listing on the TSE and the NYSE, subject to official notice of issuance, of the New Meridian Common Shares;

    (c) pursuant to section 312 of the NYSE Listed Company Manual, the passing of a resolution approving the issue of the New Meridian Common Shares by the requisite majority of votes of the holders of Meridian Common Shares at the Meridian

          Special Meeting, unless Meridian is able to obtain an exemption from the requirement to obtain such approval;

    (d) if Meridian determines that the Offer does not qualify for an exemption from the applicable registration requirements of the Securities Act, the Registration Statement, and any post-effective amendments thereto, having become effective under the Securities Act and no stop order suspending the effectiveness of such Registration Statement or any part thereof having been issued and no proceeding for that purpose having been initiated or threatened by the SEC;

    (e) the passing of a resolution by the requisite majority of votes of Brancote Shareholders approving the increase in the authorised share capital of Brancote and the allotment of Brancote Shares pursuant to the Argentinean Acquisition;

    (f) no breach by Brancote of any term of the agreement between Brancote, Meridian and certain individuals for the purposes of the Argentinean Acquisition;

    (g) save as disclosed in the Brancote annual report and accounts for the year ended 31 January 2001, or as disclosed in the interim report of Brancote for the six months ended 31 July 2001 or as otherwise publicly announced by delivery of an announcement to the Company Announcements Office of the London Stock Exchange prior to the date of this Announcement ("publicly disclosed"), or as disclosed in writing to Meridian or their advisers prior to the date or publication of this Announcement (each and collectively " Brancote Disclosed Matters"), since 31 January 2001:

                    (i) no investigation or enquiry in relation to any member of the Brancote Group by any Third Party (as defined in paragraph (h) below) having statutory or regulatory competence and no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Brancote Group is or may become a party (whether as plaintiff or defendant or otherwise) has been threatened in writing, announced or instituted by or against or remains outstanding in respect of any member of the Brancote Group which, in any such case, is material and adverse in the context of the Brancote Group taken as a whole;

                    (ii) there has been no material adverse change in the business, financial position, trading position or profits or prospects of the Brancote Group taken as a whole;

                    (iii) no contingent or other liability of any member of the Brancote Group has arisen or has become apparent or has increased which would or could reasonably be expected materially and adversely to affect the Brancote Group taken as a whole;

                    (iv) Meridian has not discovered regarding the Brancote Group that:

                         (1) any written financial, business or other
                             information which has been publicly disclosed at any time by any member of the Brancote Group is misleading or contains misrepresentations of fact or omits to state a fact necessary to make the information contained therein not misleading in any case which has not subsequently and prior to the date of this Announcement been corrected by such disclosure, and, in any event, which is material and adverse in the context of the Brancote Group taken as a whole; or

                        (2) any written financial, business or other information (except for forecasts, statements of opinion, projections, budgets or estimates) disclosed by or on behalf of any member of the Brancote Group privately to any member of the Meridian Group or its advisers is misleading or contains a misrepresentation of fact or omits to state a fact necessary to make the information contained therein not misleading in any case which has not subsequently and prior to the date of this Announcement been corrected by such disclosure and, in any event, which is material and adverse in the context of the Brancote Group taken as a whole; or

                        (3) any member of the Brancote Group is subject to any liability (contingent or otherwise) which has not been disclosed in the Brancote Disclosed Matters and which is material and adverse in the context of the Brancote Group taken as a whole;

    (h) no government or governmental, quasi-governmental, supranational, statutory or regulatory body, or court, or trade agency, or association, or institutional or professional body (or other person or body having statutory or regulatory competence) in any jurisdiction (each and collectively a "Third Party") has instituted, implemented or threatened to take any action, proceeding, suit, investigation or inquiry, or has made, proposed or enacted any statute, regulation or order, or taken any other steps, which would or might reasonably be expected to:

                    (i) make the Offer or its implementation or the acquisition of any shares in, or control of, Brancote by Meridian or any member(s) of the Meridian Group void, illegal or unenforceable under the laws of any jurisdiction or otherwise directly or indirectly restrain, prohibit, restrict, delay or interfere with the implementation or performance thereof or impose additional conditions or obligations with respect thereto, or otherwise challenge or interfere therewith, in each case in a manner or to an extent that is material in the context of the Offer; or

                    (ii) require, prevent or delay the divestiture or alter the terms of any proposed divestiture by any member of the Brancote Group or (in connection with the Offer) any member of the Meridian Group of all or any portion of their respective businesses, assets or property, or impose any limitation on the ability of any of them to conduct their respective businesses or own their assets or property or any part thereof and which in any such case is material in the context of the Brancote Group or the Meridian Group (in each case taken as a whole), being the group on which such requirement or imposition is made, as the case may be; or

                    (iii) impose any limitation on, or result in any delay in the ability of any member of the Meridian Group to acquire, directly or indirectly, or to hold or exercise effectively all or any rights of ownership of any Brancote Shares held by any member of the Meridian Group or on the ability of any member of the Meridian Group to exercise management control over Brancote or any member of the Brancote Group or on the ability of Brancote or any member of the Brancote Group or the Meridian Group to hold or exercise effectively any rights of ownership of shares or other securities (or the equivalent) in any member of the Brancote Group held or owned by it, in each case, in a manner or to an extent which would be material in the context of the Offer, the Meridian Group or the Brancote Group (in each case taken as a whole), as the case may be; or

                    (iv) require any member of the Meridian Group or the Brancote Group to offer to acquire any shares or other securities (or the equivalent) owned by any third party in the capital of any member of the Brancote Group or the Meridian Group, in each case, in a manner or to an extent which would be material in the context of the Meridian Group or the Brancote Group (in each case taken as a whole), as the case may be; or

                    (v) impose any limitation on the ability of any member of the Meridian Group or any member of the Brancote Group to integrate or co-ordinate its business, or any part of it, with the businesses of any other member of the wider Meridian Group or the wider Brancote Group in each case in a manner or to an extent which would be material in the context of the Meridian Group or the Brancote Group (in each case taken as a whole), as the case may be; or

                    (vi) otherwise affect the business, financial position, trading position or profits or prospects or value of the Meridian Group or the Brancote Group, in each case taken as a whole, in a manner which is material and adverse, and all applicable waiting and other periods during which any relevant authority could have intervened, in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in, or control of, Brancote by any member(s) of the Meridian Group, have expired, lapsed or terminated;

    (i) all necessary notifications and filings in any jurisdiction have been made, all regulatory and statutory obligations in any jurisdiction have been complied with, all necessary waiting and other time periods (including any extension(s) thereof) under any applicable legislation or regulations in any jurisdiction have expired, lapsed or terminated, in each case in respect of the Offer and the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in, or control of, Brancote by Meridian or any member(s) of the Meridian Group or in relation to the affairs of any member of the Brancote Group and all authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals necessary or appropriate in any jurisdiction (collectively "Consents") (in terms and a form satisfactory to Meridian, acting reasonably) in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in, or control of, Brancote by Meridian or any member(s) of the Meridian Group or in relation to the affairs of any member of the Brancote Group, have been obtained from appropriate Third Parties together with those (without prejudice to the generality of the foregoing) from any persons or bodies with whom any member of the Meridian Group or any member of the Brancote Group has entered into contractual arrangements (and which are in any event material in the context of the Meridian Group or the Brancote Group (in each case taken as a whole), as the case may be) and all such Consents, together with all Consents necessary for Brancote to carry on its business, remain in full force and effect and all filings necessary for such purpose have been made or received and there has not been received any notice or indication of any intention to revoke, suspend, restrict, modify (in each case in a manner which is material and adverse in the context of the Brancote Group or the Meridian Group (in each case taken as a whole), as the case may be) or not to renew the same;

    (j) save as disclosed in Brancote Disclosed Matters, there is no provision of any arrangement, agreement, licence, permit, franchise or other binding instrument to which any member of the Brancote Group is a party or by or to which any member of the Brancote Group or any part of its assets may be bound, entitled or subject (which is material in the context of the Brancote Group taken as a whole) (collectively, " Brancote Material Agreements") and which, in consequence of the Offer or the acquisition or proposed acquisition of any shares or other securities (or the equivalent) in or control or management of Brancote or any member of the

          Brancote Group by Meridian or any member(s) of the Meridian Group, could or might reasonably be expected to (to an extent which is material in the context of the Brancote Group taken as a whole) result in:

                    (i) any monies borrowed by or other indebtedness or liability, actual or contingent, of or grant available to, any member of the Brancote Group being or becoming repayable or being capable of being declared repayable immediately or prior to its stated maturity, or the ability of any such member of the Brancote Group to borrow monies or incur any indebtedness being withdrawn or materially inhibited; or

                    (ii) the creation or enforcement of any liabilities or any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Brancote Group or any such security interest (whenever and wherever arising or having arisen) becoming enforceable; or

                    (iii) any such Brancote Material Agreement being terminated or adversely modified or any unduly onerous obligation or liability arising under or being taken pursuant to such Brancote Material Agreement; or

                    (iv) any assets or interests of any member of the Brancote Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged otherwise than in the ordinary course of business; or

                    (v) Brancote or any member of the Brancote Group ceasing to be able to carry on its business under any name which it at present uses; or

                    (vi) the business, financial position, trading position or profits or prospects or value of the Brancote Group being adversely affected, and no event has occurred which, under any such Brancote Material Agreement, could reasonably be expected to result in any event or circumstance referred to in paragraphs 2(j)(i) to
                           (vi);

    (k) since 31 January 2001 and except as disclosed as a Brancote Disclosed Matter or as would be disclosed by a search at the Companies Registry for England and Wales against Brancote made as at the business day immediately preceding the date of this Announcement:

                    (i) no member of the Brancote Group has issued or agreed to issue or authorised or proposed the issue of additional shares of any class, or securities convertible into, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities (save for any options granted, and Brancote Shares unconditionally issued upon or pursuant to the exercise of options granted, prior to the date of this Announcement under the Brancote Share Option Schemes and disclosed in writing to Meridian prior to such date);

                    (ii) no member of the Brancote Group has recommended, declared, paid, made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution;

                    (iii) no member of the Brancote Group has made or authorised or proposed or announced any material change in its share or loan capital, outside the ordinary course of business;

                    (iv) no member of the Brancote Group has merged with or demerged or acquired any body corporate or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any assets (other than in the ordinary course of business) which is material to the Brancote Group taken as a whole or authorised or proposed or announced any intention to propose any acquisition, demerger, disposal, or transfer as aforesaid;

                    (v) no member of the Brancote Group has authorised, issued or proposed the issue of any debentures, or (save in the ordinary course of business) incurred or increased any indebtedness or contingent liability of an aggregate amount which is material in the context of the Brancote Group taken as a whole;

                    (vi) no member of the Brancote Group has purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or made any other change to any part of its share capital;

                    (vii) no member of the Brancote Group has entered into or varied any contract (including any guarantee), arrangement, transaction or binding commitment (whether in respect of capital expenditure or otherwise), which is of a long-term, unduly onerous or unusual nature or magnitude or which is or would be restrictive of the business of any member of the Brancote Group or which involves or would involve an obligation of such a nature or magnitude and which is other than in the ordinary course of business and which in each case is material in the context of the Brancote Group taken as a whole;

                    (viii) except as referred to in this Announcement, neither
                           Brancote nor any of its Subsidiaries has entered into or changed or made any offer (which remains open for acceptance) to enter into or change the terms of any contract (including any service contract) with any of the directors of Brancote which is material in the context of the Brancote Group taken as a whole;

                    (ix) no member of the Brancote Group has taken any corporate action or had any legal proceedings instituted against it for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction (in each case in a manner which could reasonably be expected to have a material adverse effect on the Brancote Group taken as a whole);

                    (x) no member of the Brancote Group has been unable or has admitted in writing that it is unable to pay its debts or has stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

                    (xi) no member of the Brancote Group has waived or compromised any claim which is material in the context of the Brancote Group, taken as a whole;

                    (xii) Brancote has not made any alteration to its Memorandum or Articles of Association; and

                    (xiii) no member of the Brancote Group has entered into any contract, commitment, agreement or arrangement or passed any resolution with respect to, or announced an intention to, or to propose to effect, any of the transactions, matters or events referred to in this paragraph 2(k); and

    (1)   Meridian has not discovered that, save for Brancote Disclosed Matters:

                    (i) any past or present member of the Brancote Group has not complied with all applicable legislation or regulations of any jurisdiction with regard to the storage, carriage, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, which non-compliance or any other disposal, discharge, spillage, leak or emission which has occurred would be likely to give rise to any liability (whether actual or contingent) on the part of any member of the Brancote Group and which is material in the context of the Brancote Group taken as a whole; or

                    (ii) there is or is likely to be any liability (whether contingent or otherwise) to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Brancote Group, or in which any such member may now or previously have had or be deemed to have or have had an interest, under any environmental legislation, notice, circular or order of any relevant authority or to contribute to the cost thereof or associated therewith or indemnify any person in relation thereto, in any such case to an extent which is material in the context of the Brancote Group taken as a whole; or

                    (iii) circumstances exist whereby a person or class of persons would be likely to have a claim or claims in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Brancote Group which, in any such case, would be material in the context of the Brancote Group taken as a whole

 2 Meridian reserves the right, in its absolute discretion, to waive all or any of conditions set out in paragraph 1 in whole or in part apart from paragraphs 1(a) to 1(d) inclusive. The Offer will lapse unless all the above conditions have been fulfilled or (if capable of waiver) waived, or, where appropriate, have been determined by Meridian in its reasonable opinion to be or remain satisfied, by midnight on the day which is 21 days after the later of the first closing date of the Offer and the date on which the Offer becomes or is declared unconditional as to acceptances, or such later date as Meridian may, with the consent of the Panel, decide, provided that Meridian shall be under no obligation to waive or treat as fulfilled any of the conditions set out in paragraphs 1(e) to 1(l) inclusive by a time and/or date earlier than the latest time and/or date specified or referred to above for the fulfilment thereof notwithstanding that any such condition or the other conditions of the Offer may at any time and/or date earlier than such latest time and/or date have been fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

 3 The Offer will lapse if the acquisition of Brancote is referred to the Competition Commission before the later of 3.00 pm (London time) on the first closing date of the Offer and the date on which the Offer becomes or is declared unconditional as to acceptances. In such circumstances, the Offer will cease to be capable of further acceptance and Meridian and accepting Brancote Shareholders shall thereupon cease to be bound by acceptances submitted at or before the time when the Offer so lapses.

4. If Meridian is required by the Panel to make an offer or offers for Brancote Shares under the provisions of Rule 9 of the Code, Meridian may make such alterations to the terms and conditions of the Offer as are necessary to comply with the provisions of that Rule.

                                  APPENDIX II


In this Announcement:


1. The value of the share capital of Brancote is calculated on a fully diluted basis assuming 87,122,418 Brancote Shares in issue and 2,378,056 options outstanding on 3 April 2002.

2. The financial information on Brancote is taken from Brancote's Annual Report and Financial Statements for the year ended 31 January 2001 and Brancote's interim report for the six months ended 31 July 2001.

3. The financial information on Meridian is taken from Meridian's Annual Report for the year ended 31 December 2001.

4. The equity market capitalisation of Meridian on 3 April 2002 is calculated by reference to the closing price of Meridian Common Shares on the NYSE Composite Tape on such date.

                                 APPENDIX III

                                 Risk Factors

Statement Regarding Forward-Looking Statements. Some of the statements in this Announcement and any material filed or to be filed with the SEC by Meridian are, or will be, forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not purely historical, including statements about Meridian's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements are based on information available to Meridian at the time the statements are made.

Meridian does not assume any obligation to update any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements. Meridian's actual results could differ materially from those anticipated in its forward-looking statements due to the factors set forth in this section and elsewhere in the offer document. In deciding whether to accept the offer, Brancote shareholders should read the entire offer document and its appendices carefully. Brancote shareholders should also consider carefully the important risk factors discussed below.


Risks relating to the Offer

If the price of Meridian shares or Brancote shares fluctuates, Brancote shareholders may receive a lower premium for their Brancote shares exchanged in the offer. Each Brancote share exchanged in the offer will be exchanged for a fraction of a Meridian Common Share. The exchange ratio is a fixed ratio and will not be adjusted if the price of Brancote shares or Meridian shares increases or decreases. In the past, the trading prices of Meridian shares and Brancote shares have fluctuated widely, particularly in the weeks before this announcement. If the price of Meridian shares decreases or the price of Brancote shares increases, Brancote shareholders who accept the offer will receive a lower premium over the price of Brancote shares on 3 April 2002, depending on the exchange rate of US dollars for pounds sterling at the time of determination.

Brancote shareholders who accept the offer will be subject to significant restrictions on their ability to withdraw their acceptance. A Brancote shareholder accepting the offer will be subject to significant restrictions on the holder's ability to withdraw the acceptance if the price of Meridian shares decreases or the price of Brancote shares increases. Brancote shareholders should obtain recent market quotations for Meridian shares and Brancote shares.

If the value of the US or Canadian dollar decreases, the value of Brancote shares held by Brancote shareholders outside the US or Canada will decrease. There is no market in the UK or anywhere else outside the US and Canada for Meridian shares being offered under the offer. Meridian shares are traded in the US on the New York Stock Exchange and in Canada on the Toronto Stock Exchange. The price at which Meridian shares may be purchased or sold are quoted on the New York Stock Exchange in US dollars and on the Toronto Stock Exchange in Canadian dollars. If the value of the US dollar or Canadian dollar decreases in relation to the value of the local currency of a Meridian shareholder residing outside the US or Canada, the value of that person's Meridian shares (as measured in relation to the local currency) will decrease.

The rights of Brancote shareholders will be different following the offer. Following the completion of the merger of Brancote with Meridian, Brancote shareholders will become holders of Meridian shares. Certain differences exist between the rights of Brancote shareholders under Brancote's articles of association and the rights of Meridian shareholders under Meridian's certificate of incorporation and by-laws. These differences will be summarised in the offer document.

Meridian shareholders in the US may have difficulty bringing and enforcing any claims for violations of US federal securities laws against Meridian. Meridian is organised under the laws of Canada. Most of Meridian's assets are located outside of the US. Consequently, it may be difficult for

Meridian shareholders to bring a lawsuit against Meridian in US courts, or to enforce a judgment against Meridian in US courts, for claims based on the US federal securities laws. In addition, Meridian's Canadian counsel has advised Meridian that there is doubt as to whether courts in the Province of Ontario, Canada would:

          . enforce judgments of US courts obtained in a lawsuit against Meridian for claims based on the US federal securities laws; or

          . enforce liabilities against Meridian based solely on the US federal securities laws.

Risks relating to the Enlarged Meridian Group's business

Meridian and Brancote may not be able to successfully integrate their businesses. The merger of Brancote and Meridian will involve the integration of companies that have previously operated independently. Meridian has not yet made various decisions regarding management restructuring, operational staffing and the integration of financial reporting systems following the merger. Meridian may have substantial difficulties integrating Brancote's operations into Meridian. For example, the change of management of Brancote's properties may cause important Brancote personnel with valuable experience at, and knowledge of, the Brancote properties to leave the integrated company. Additionally, Brancote's current financial reporting system differs from Meridian's, and Meridian may not be able to efficiently integrate Brancote's system with Meridian's.

Decreases in the market price of gold may reduce Meridian's profitability. If the market price of gold decreases significantly or for an extended period of time, Meridian's operations will be less profitable. Additionally, if revenue from gold sales declines for a substantial period below the cost of production at any of Meridian's operations, Meridian could be required to reduce its reserves. In addition, Meridian could determine that it is not economically feasible to

     . continue commercial production at any or all of Meridian's or Brancote's current operations; or

     . continue the development of some or all of Meridian's or Brancote's current projects.

In the past, gold prices have fluctuated widely. Numerous external factors affect gold prices that are beyond Meridian's control. Industry factors that affect gold prices include:

     .    industrial and jewelry demand;

     .    lending, sales and purchases of gold by governments and central banks;

     .    forward sales of gold by producers and speculators;

     .    levels of gold production; and

     . rapid short-term changes in supply and demand because of speculative or hedging activities.

Gold prices are also affected by macroeconomic factors including:

     .    confidence in the global monetary system;

     .    expectations of the future rate of inflation;

     . the strength of, and confidence in, the US dollar, the currency in which the price of gold is generally quoted, and other currencies;

     .    interest rates; and

     .    global or regional political or economic events.

These factors may adversely affect gold prices by decreasing the demand for or increasing the supply of gold. Sustained low gold prices may cause Meridian to reduce production or limit new projects and may reduce the amount of funds available for new exploration.

Meridian may not achieve its production estimates. Meridian prepares estimates of future production. These production estimates are based on many factors, including:

     .    the accuracy of Meridian's reserve estimates;

     . the accuracy of Meridian's assumptions about ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and

     . the accuracy of Meridian's estimated rates and costs of mining and processing.

Meridian might not achieve its production estimates. The failure of Meridian to achieve its production estimates could have an adverse impact on its future cash flows, earnings, results of operations and financial condition. Meridian's actual production may vary from estimates for a variety of reasons, including:

     . actual ore mining varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics;

     . short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades;

     .    mine failures, cave-ins or equipment failures;

     . natural phenomena such as inclement weather conditions, floods, and earthquakes;

     .    unexpected labor shortages or strikes; and

     .    restrictions or regulations imposed by government agencies.

Each of these risks also applies to Meridian sites not yet in production and to operations that are to be expanded. In these cases, Meridian does not have the benefit of actual experience in its estimates, and there is a greater likelihood that actual results will vary from the estimates.

Meridian's gold exploration projects are frequently unsuccessful. Gold exploration is highly speculative in nature. Meridian's exploration projects involve many risks and are frequently unsuccessful. Meridian's ability to increase its reserves depends on a number of factors, including:

     .    the quality of Meridian's management;

     .    the geological and technical expertise of Meridian's personnel;

     .    the quality of land available to Meridian for exploration; and

     . sufficient capital available to Meridian for exploration and development.

Once Meridian discovers a site with gold mineralization, it may take several years from the initial phases of drilling until production is possible. Substantial expenditures are required to establish proven and probable ore reserves and to construct mining and processing facilities. As a result of these uncertainties, current and future exploration programs might not expand or replace current production with new proven and probable ore reserves.

If Meridian is unable to develop new projects or expand existing operations it will not be able to maintain its present production levels. Meridian's ability to sustain or increase its present levels of gold production depends in part on developing new ore bodies and/or expanding existing mining operations. If Meridian is unable to develop new ore bodies or expand its existing mining operations, Meridian will not be able to sustain its present production levels. Reduced production could have an adverse impact on Meridian's future cash flows, earnings, results of operations and financial condition. The economic feasibility of development projects is based upon many factors, including:

     .    the accuracy of Meridian's reserve estimates;

     .    metallurgical recoveries;

     .    capital and operating costs of the projects; and

     .    future gold prices.

In addition, before beginning work on a development project, Meridian must complete a feasibility study, obtain any necessary governmental permits and obtain adequate financing. Meridian might not obtain the necessary governmental permits or adequate financing on terms acceptable to Meridian.

The costs and delays resulting from compliance with governmental regulation may stop or inhibit Meridian from developing new projects or continuing current operations. Extensive laws and regulations govern worker safety, mine development, and protection of endangered and protected species. Compliance with these laws and regulations could stop or inhibit Meridian from developing new projects or continuing current operations.

Environmental compliance could result in substantially increased capital requirements and operating costs. Mining operations have inherent risks and liabilities associated with polluting the environment and disposing of waste products. Environmental laws and regulations are constantly changing and are generally becoming more restrictive. These laws and regulations could result in substantially increased capital requirements and operating and compliance costs.

Meridian's insurance coverage may not cover all of its losses. The mining industry is subject to significant risks that could result in:

     . damage to, or destruction of, mineral properties or producing facilities;

     .    personal injury or death;

     .    environmental damage;

     .    delays in mining; and

     .    monetary losses and possible legal liability.

Meridian's property, business interruption and liability insurance may not provide sufficient coverage for losses related to these or other risks.

Competition with others may limit Meridian's ability to obtain mining claims and mining assets. Meridian competes with other mining companies and individuals for mining claims and leases on exploration properties and the acquisition of gold mining assets. Some of Meridian's competitors have greater financial, technical and other resources. Meridian might not compete successfully with its competitors in acquiring these properties and assets.

If the value of the US dollar decreases, the cost that Meridian incurs at its foreign operations may increase. Currency fluctuations may affect the costs that Meridian incurs at its operations. Gold is sold throughout the world based principally on the US dollar gold price, but Meridian incurs some of its operating expenses in local currencies. If the value of the US dollar decreases in relation to any of these local currencies, the cost of gold production at Meridian's mines that operate in these localities will increase.

Meridian's business faces political and economic risks in foreign countries. Meridian conducts its business operations in various foreign countries including Chile, Peru, Mexico and, following the merger of Meridian and Brancote, in Argentina. Meridian's operations face risks normally associated with any conduct of business in foreign countries, including various levels of political and economic risk. The occurrence of one or more of the following events could have a material adverse impact on Meridian's profitability or the viability of its affected foreign operations, which could have a material adverse impact on Meridian's future cash flows, earnings, results of operations and financial condition. These risks include the following:

     .    labour disputes;

     .    invalidity of governmental orders;

     .    uncertain or unpredictable political, legal and economic environments;

     .    war and civil disturbances;

     .    changes in laws or policies in particular countries;

     .    taxation;

     . delays in obtaining or the inability to obtain necessary governmental permits;

     .    government seizure of land or mining claims;

     .    limitations on ownership;

     .    limitations on the repatriation of earnings;

     .    increased financing costs;

     . import and export regulations, including the restrictions on the export of gold; and

     .    foreign exchange controls.

These risks may limit or disrupt the projects, restrict the movement of funds or impair contract rights or result in the taking of property by nationalisation or expropriation without fair compensation.

                                  APPENDIX IV

                                  Definitions

The following definitions apply throughout this Announcement, unless the context otherwise requires:

"Agreed Exchange Rate"          (Pounds)1:  $1.4410, being the mid point of the closing spread of the dollar to sterling spot rate, as shown in the Financial Times
                                (UK Edition) on 3 April 2002, the day before the date of this
                                Announcement;

"Alternative Proposal"          any proposal or offer by any third party (other than a proposal or offer by or on behalf of any member of the Meridian Group) for more than 50% of the voting share capital of Brancote or any proposal or offer so made for a merger, scheme of arrangement, exchange offer, consolidation, partnership, joint venture or other business combination involving Brancote, or for any purchase of all or any material part of the assets of Brancote and its subsidiary undertakings (other than ordinary course of existing business transactions) or other similar transaction that is inconsistent with the implementation of the Offer;

"Argentinean Acquisition"       the acquisition by Brancote of the minority interests in Minera El
                                Desquite SA;

"Australia"                     the Commonwealth of Australia and its dependent territories;

"BMO Nesbitt Burns"             BMO Nesbitt Burns, Inc.;

"Board"                         the board of directors of Brancote or  Meridian, as the case may be;

"Brancote"                      Brancote Holdings PLC;

"Brancote Group"                Brancote and its Subsidiaries;

"Brancote Shareholders"         holders of Brancote Shares;

"Brancote Share Option          the Brancote Holdings plc 1996 Executive Share Option Scheme, the
Schemes"                        Brancote Holdings plc 1996 Discretionary Share Option Scheme and
                                options granted under contracts (as varied) between Brancote and, respectively, R. Prickett (dated 17 October 1995, 5 May 1999 and 28
                                October 1999), W. Humphries (dated 25 January 1999 and 28 October
                                1999), D. Dare (dated 5 May 1999), M. Sale (dated 28 October 1999)
                                and A.J.C. Harper (dated 24 May 1999);

"Brancote Shares"               ordinary shares of 5 pence each in the share capital of Brancote;

"Brown Shipley"                 Brown, Shipley & Co. Limited;

"business day"                  a day (excluding Saturdays, Sundays and public holidays) on which banks are generally open for business in the City of London;
"Code"                          The City Code on Takeovers and Mergers;

"Companies Act"                 the Companies Act 1985, as amended;

"Enlarged Meridian Group"       the Meridian Group following the acquisition of Brancote pursuant to the Offer;

"Exchange Act"                  the US Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

"Japan"                         Japan, its cities, prefectures, territories and possessions;

"London Stock Exchange"         London Stock Exchange plc;

"Meridian"                      Meridian Gold Inc., a company incorporated in Canada;

"Meridian Common Shares"        common shares of Meridian having nil par value;

"Meridian Group"                Meridian and its Subsidiaries;

"Meridian Special Meeting"      (if required) the extraordinary general meeting of holders of
                                Meridian Common Shares to be held for the purposes of approving the issuance of New Meridian Common Shares pursuant to section 312 of the NYSE Listed Company Manual;

"New Meridian Common Shares"    Meridian Common Shares to be issued pursuant to the Offer;

"NYSE"                          the New York Stock Exchange;

"Offer"                         the recommended share for share offer, to be made by Meridian, for the whole of the issued and to be issued share capital of Brancote
                                (including, without limitation, the Brancote Shares to be allotted for the purpose of the Argentinean Acquisition), on the terms and subject to the conditions to be set out in an Offer Document and in the accompanying form of acceptance, including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer;

"Offer Document"                the document containing the Offer;


"Panel"                         the Panel on Takeovers and Mergers of the United Kingdom;

"Registration Statement"        the registration statement on Form F-4 relating to the Offer to be filed by Meridian with the SEC under the Securities Act;

"SEC"                           the US Securities and Exchange Commission;

"Securities Act"                the US Securities Act of 1933, as amended, and the rules and regulations thereunder;

"SEDOL"                         the London Stock Exchange Daily Official List;

"Settlement Exchange Rate"      the mid-point of the closing spread of the dollar to sterling spot rate, as shown in the Financial Times (UK Edition), as of the date on which the Offer becomes unconditional in all respects;
"Standard Bank"                 Standard Bank London Limited and/or any of its affiliates;

"Subsidiary"                    a subsidiary as defined in Section 736 of the Companies Act;

"TSE"                           the Toronto Stock Exchange;

"UK" or "United Kingdom"        the United Kingdom of Great Britain and Northern Ireland;

"UK Listing Authority"          the Financial Services Authority in its capacity as the competent authority for the purpose of the Financial Services and Markets Act
                                2000;

"US" or "United States"         the United States of America, its territories and possessions, any
                                State of the United States of America and the District of Colombia,
                                and all other areas subject to its jurisdiction;

"wider Brancote Group"          Brancote and its Subsidiaries, subsidiary undertakings, associated undertakings and any other undertaking in which Brancote and any such Subsidiaries or undertakings (aggregating their interests) have a substantial interest; and

"wider Meridian Group"          Meridian and its Subsidiaries, subsidiary undertakings, associated undertakings and any other undertaking in which Meridian and such
                                Subsidiaries or undertakings (aggregating their interests) have a substantial interest.

For the purpose of this Announcement, "holding company", "subsidiary undertaking", "associated undertaking" and "undertaking" have the meanings given by the Companies Act (but for this purpose ignoring paragraph 20(1)(b) of Schedule 4A to the Companies Act) and "substantial interest" means a direct or indirect interest in 20 per cent or more of the equity capital of an undertaking.

References to US$ are to US dollars and references to (Pounds) and p or pence are to pounds sterling and pence, being the lawful currency of the United States and the United Kingdom respectively.